MERRIMAC INDUSTRIES INC.

UNITED STATES SECURITIES AND EXCHANGE COMMISION

SCHEDULE 13G/A

Under Securities Exchange Act of 1934

NAME OF ISSUER: MERRIMAC INDUSRIES INC.

TITLE or CLASS OF SECURITIES: Common Stock $ .01 Par Value

CUSIP: 590262101

1. NAME OF REPORTING PERSON (S):

Darryl Rabideau Family Trust

4. CITIZENSHIP:

Arizona (FT)

5. SOLE VOTING POWER:

202,000 (1)

6. SHARED VOTING POWER:

213,430 (2)

7. SOLE DISPOSITIVE POWER:

202,000 (1)

8. SHARED DISPOSITIVE POWER:

213,430 (2)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED:

202,000 (1)

11. PERCENT OF CLASS REPRESENTED BY LINE 9:

7.6%

12. TYPE OF REPORTING PERSON:

Trustee for Family Trust

1a. NAME OF ISSUER:

Merrimac Industries Inc.

2b. ADDRESS OF ISSUER:

41 Fairfield Place

West Caldwell, NJ 07007

2a. NAME OF PERSON FILING:

Darryl Rabideau

2b. ADDRESS OR PRINCIPAL OFFICE:

8101 E Kalil Drive

Scottsdale, AZ 85260

2. CITIZENSHIP:

An Arizona Family Trust

2d. TITLE OF CLASS OF SECURITIES:

Common Stock

2e. CUSIP NUMBER:

590262101

3. THIS STATEMENT IS BEING FILED PURSUANT RULE 13d-1(c)

OR RULE 13-2(b) AND ONE PERSON FILING IS A FAMILY

TRUST WITH AN INDIVIDUAL AS TRUSTEE.

4. OWNERSHIP:

4a. AMOUNT BENEFICIALLY OWNED:

202,000 (1)

4b. PERCENT OF CLASS:

7.6%

4c. NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) Sole power to vote or direct the vote:

202,000 (1)

(ii) Shared power to vote or to direct the vote:

213,430 (2)

(iii) Sole power to dispose or to direct disposition of:

202,000 (1)

(iiiv) Shared power to dispose or direct disposition of:

213,430 (2)

NOTE (1) The Darryl Rabideau Family Trust is a revocable trust managed by founder and Trustee - Darryl Rabideau for the primary

purpose of providing education benefits to heirs. Investments are made and managed to benefit the Trust. Darryl Rabideau has sole voting and disposal power for 202,000 shares or 7.6% of shares based on outstanding (2.650 Mil) in addition to those shares described in note 2 below.

NOTE (2) Darryl Rabideau has shared power to direct voting and disposal of additional 11,430 shares totaling 213,430 shares for 8.05% of those outstanding (2.650 Mil)

5. OWNERSHIP:

N/A

6. OWNERSHIP OF MORE THAN FIVE PER CENT ON BEHALF OF

ANOTHER PERSON (ENTITY):

All securities reported in this filing schedule are controlled by Darryl

Rabideau Family Trust (Darryl Rabideau - Trustee) by direct ownership or assignment of power to vote and/or dispose.

7. INDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH

ACQUIRED THE SECURITIES BEING REPORTED ON BY PARENT

HOLDING COMPANY (TRUSTEE IN THIS REPORT):

Company (Family Trust)

8. INDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE

GROUP (TRUST):

Not Applicable

9. NOTICE OF DISSOLUTION OF GROUP (TRUST):

Not Applicable

10. CERTIFICATION:

By signing below, I certify that to the best of my knowledge and belief, the

Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such Securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

DATED: Friday, April 2nd, 2002

Darryl Rabideau

Trustee

Rabideau Family Trust